Filed by Cardinal Financial
                                             Corporation Pursuant to Rule 425
                                             under the Securities Act of 1933,
                                             as amended, and deemed filed
                                             pursuant to Rule 14a-12 under the
                                             Securities Exchange Act of 1934, as
                                             amended

                                             Subject Company: Heritage Bancorp,
                                             Inc. Commission File No.: 000-24933


CARDINAL FINANCIAL CORPORATION AND HERITAGE BANCORP, INC. AGREE TO MERGE


         FAIRFAX, Va.--(BUSINESS WIRE)--April 18, 2000--Cardinal Financial Corporation (Nasdaq: CFNL) and Heritage Bancorp, Inc. (Nasdaq: HBVA) today announced the signing of a definitive agreement providing for the merger of the two companies.

         The merger will result in an institution with combined assets of approximately $170.0 million and a network of seven full-service banking locations in northern Virginia.

         Under  the  terms  of the  merger  agreement,  Cardinal  will  issue  a combination of cash and shares of convertible preferred stock to the shareholders of Heritage in exchange for all of the shares of Heritage's common stock. Heritage has 2,294,617 shares of its common stock outstanding.

         Heritage's shareholders will be able to elect to receive $6.00 in cash or 1.2 shares of convertible preferred stock for each share of Heritage stock, subject to certain adjustments to permit Cardinal to issue an equal amount of cash and convertible preferred stock. Cardinal estimates that the total value of the consideration to be paid to Heritage's shareholders will be approximately $13.8 million.

         The preferred stock will have a liquidation value of $5.00 and the right to dividend payments at the rate of 7.25% per annum. Each share of preferred stock will also be convertible into shares of Cardinal's common stock at any time at the option of its holder.

         The Heritage Bank, the wholly owned subsidiary of Heritage, is headquartered in McLean, Virginia. It is expected that The Heritage Bank will be renamed "Cardinal Bank - Potomac" and become a subsidiary of Cardinal, the surviving company in the merger.

         The new Cardinal Bank subsidiary  would take the place of Cardinal Bank
- Alexandria/Arlington, N.A. (in organization), whose charter application is currently pending. Upon approval of the merger, the existing loan production office and retail facility of Cardinal Bank - Alexandria/Arlington, N.A. (in organization) would be moved into the new Cardinal Bank.

         "We are excited by the strategic fit and resulting opportunities that this merger presents to both Cardinal and Heritage," said John H. Rust, Chairman of the Board of Cardinal. "Cardinal will be acquiring a profitable bank, which will allow us to avoid the previously expected start-up losses that would be associated with opening a new bank in Alexandria. We are also looking forward to accelerating our growth opportunities, which will be afforded primarily by Heritage's funding capacity and the banking experience and marketing strength that Heritage has in the markets adjacent to our current northern Virginia operations."

         "The merger will significantly improve our customer service capabilities," said Harold E. Lieding, Chairman of the Board of Heritage. "Because of Cardinal's expanded product line and office systems resources, Heritage's customers will have access to a wider variety of value-added bank and financial products. The merger will help us avoid substantial expense associated with planned capital expansion for products and systems. Our management and lending staffs also respect each other, and we look forward to the joining of our commitment to customer service."

         Following the merger, three members of Heritage's Board of Directors will join Cardinal's Board. Subject to certain conditions including receipt of regulatory approval and approval of the shareholders of Cardinal and Heritage, the closing of the merger is anticipated to occur in the third quarter of 2000. The merger will be accounted for under the purchase method.

         Cardinal is headquartered in Fairfax, Virginia and is the holding company for Cardinal Bank, N.A. in Fairfax; Cardinal Bank - Manassas/Prince
William, N.A. in Manassas, Virginia; Cardinal Bank - Dulles, N.A. in Reston, Virginia; and Cardinal Wealth Services, Inc., an investment advisory firm in Fairfax.

         Heritage is a publicly owned bank holding company and the parent of The Heritage Bank, a Virginia chartered commercial bank. The Heritage Bank currently operates two full-service offices in McLean and Sterling, Virginia. It is planning to open a third branch in the Tyson's Corner area of northern Virginia in May of this year.

         The Heritage Bank offers a broad range of lending and deposit services to individual and commercial customers in Loudoun and Fairfax Counties in Virginia. As of March 31, 2000 Heritage had approximately total assets of $64.4 million, deposits of $48.0 million and stockholders equity of $8.6 million. At March 31, 2000, net loans receivable were $36.0 million.

         This press release contains certain forward-looking statements about the proposed merger of Cardinal and Heritage. These statements include statements regarding the anticipated closing date of the merger, anticipated cost savings, and anticipated future results.

         Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will" "would" "should" "could" or "may."

         Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Cardinal and Heritage, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Cardinal and Heritage are engaged, and changes in the securities markets.

         For more information on factors that could affect expectations, see Cardinal's Annual Report on Form 10-KSB for the year ended December 31, 1999 and Heritage's Annual Report on Form 10-KSB for the year ended December 31, 1999.

         Shareholders of Cardinal and Heritage and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Cardinal with the U.S. Securities and Exchange Commission in connection with the proposed merger.

         The proxy statement/prospectus will contain important information about Cardinal, Heritage and the merger and about the persons soliciting proxies in the merger, including the officers and directors of Cardinal and Heritage, and their interests in the merger, such as their stock ownership in Cardinal and Heritage.

         After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (www.sec.gov) and from Cardinal and Heritage as follows:

Cardinal:
L. Burwell Gunn, Jr.
President and Chief Executive Officer
Cardinal Financial Corporation
10555 West Main Street, Suite 500
Fairfax, Virginia 22030
703/279-5060

Heritage:
Terrie G. Spiro
President and Chief Executive Officer
Heritage Bancorp, Inc.
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703/356-6610

         Cardinal and Heritage also file annual, quarterly and special reports, proxy statements and other information with the SEC.

         Investors may read and copy any reports, statements or other information filed by each company on the SEC's website at www.sec.gov or at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

-----------------

Contact:

     Cardinal Financial Corporation, Fairfax
     L. Burwell Gunn, Jr.
     President and Chief Executive Officer
     703/279-5060
           or
     Heritage Bancorp, Inc.
     Terrie G. Spiro
     President and Chief Executive Officer
     703/356-6610